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October 28, 2016
Renee M. Hardt
Shareholder
+1 312 609 7616
rhardt@vedderprice.com

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Trust”)
Post-Effective Amendment No. 103 under the Securities Act of 1933 and Amendment No. 106 under the Investment Company Act of 1940
File Nos. 333-05265 and 811-07655

To the Commission:

The Trust is transmitting electronically for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) the Fund’s Post-Effective Amendment No. 103 under the 1933 Act to its Registration Statement on Form N-1A (Amendment No. 106 under the 1940 Act).

This Amendment is being filed pursuant to the conditions and requirements of Rule 485(a)(2) under the 1933 Act. The purpose of this Amendment is to add a new series, the Driehaus Multi-Asset Growth Economies Fund, to the Trust. This Amendment is intended to become effective on January 12, 2017.

If you have any questions or comments concerning this filing, please contact me at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser

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